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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

PEMCO AVIATION GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

706444106

(Cusip Number)

TENNENBAUM CAPITAL PARTNERS, LLC
2951 28TH STREET, SUITE 1000
SANTA MONICA, CALIFORNIA 90405
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

DECEMBER 28, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 706444106			Page 2 of 9

1.	Name of Reporting Person: TENNENBAUM CAPITAL PARTNERS, LLC(1)		I.R.S. Identification Nos. of above persons (entities only): 95-4759860

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 675,750 SHARES

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 675,750 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 675,750 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.2%(2)

14.	Type of Reporting Person (See Instructions): IA, 00

(1)	TENNENBAUM CAPITAL PARTNERS, LLC SERVES AS INVESTMENT ADVISOR TO, INTER ALIA, SPECIAL VALUE BOND FUND, LLC, A DELAWARE LIMITED LIABILITY COMPANY (“FUND I”) AND SPECIAL VALUE BOND FUND II, LLC, A DELAWARE LIMITED LIABILITY COMPANY (“FUND II”), WHICH ARE THE REGISTERED HOLDERS OF A PORTION OF THE SHARES OF PEMCO AVIATION GROUP COMMON STOCK BENEFICIALLY OWNED BY TENNENBAUM CAPITAL PARTNERS, LLC.

(2)	BASED ON 4,171,743 SHARES OF PEMCO AVIATION GROUP, INC. COMMON STOCK OUTSTANDING AS OF NOVEMBER 15, 2004, AS REPORTED BY PEMCO AVIATION GROUP, INC. IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2004, FILED ON NOVEMBER 15, 2004, AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

CUSIP No. 706444106			Page 3 of 9

1.	Name of Reporting Person: SVIM/MSM, LLC		I.R.S. Identification Nos. of above persons (entities only): 95-4760193

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 456,809 SHARES

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 456,809 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 456,809 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.0%(1)

14.	Type of Reporting Person (See Instructions): 00

(1)	BASED ON 4,171,743 SHARES OF PEMCO AVIATION GROUP, INC. COMMON STOCK OUTSTANDING AS OF NOVEMBER 15, 2004, AS REPORTED BY PEMCO AVIATION GROUP, INC. IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2004, FILED ON NOVEMBER 15, 2004, AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

CUSIP No. 706444106			Page 4 of 9

1.	Name of Reporting Person: SVIM/MSM II, LLC		I.R.S. Identification Nos. of above persons (entities only): 52-2263031

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 215,211 SHARES

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 215,211 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 215,211 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.2%(1)

14.	Type of Reporting Person (See Instructions): 00

(1)	BASED ON 4,171,743 SHARES OF PEMCO AVIATION GROUP, INC. COMMON STOCK OUTSTANDING AS OF NOVEMBER 15, 2004, AS REPORTED BY PEMCO AVIATION GROUP, INC. IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2004, FILED ON NOVEMBER 15, 2004, AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

CUSIP No. 706444106			Page 5 of 9

1.	Name of Reporting Person: TENNENBAUM & CO., LLC		I.R.S. Identification Nos. of above persons (entities only): 95-4587347

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,004,566 SHARES

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,004,566 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,004,566 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 24.1%(1)

14.	Type of Reporting Person (See Instructions): 00

(1)	BASED ON 4,171,743 SHARES OF PEMCO AVIATION GROUP, INC. COMMON STOCK OUTSTANDING AS OF NOVEMBER 15, 2004, AS REPORTED BY PEMCO AVIATION GROUP, INC. IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2004, FILED ON NOVEMBER 15, 2004, AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

CUSIP No. 706444106			Page 6 of 9

1.	Name of Reporting Person: MICHAEL E. TENNENBAUM		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 94,844 SHARES

		8.	Shared Voting Power: 1,004,566 SHARES

		9.	Sole Dispositive Power: 94,844 SHARES

		10.	Shared Dispositive Power: 1,004,566 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,099,410 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 25.8%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	BASED ON 4,171,743 SHARES OF PEMCO AVIATION GROUP, INC. COMMON STOCK OUTSTANDING AS OF NOVEMBER 15, 2004, AS REPORTED BY PEMCO AVIATION GROUP, INC. IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2004, FILED ON NOVEMBER 15, 2004, PLUS 94,844 SHARES ISSUABLE TO MICHAEL E. TENNENBAUM UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS THAT ARE EXERCISABLE WITHIN SIXTY DAYS OF DECEMBER 28, 2004, AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

     This Amendment No. 6 to Schedule 13D relating to Pemco Aviation Group, Inc., a Delaware corporation (“Pemco”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on September 17, 1999, as amended by Amendment No. 1 thereto filed with the Commission on November 8, 2000, Amendment No. 2 thereto filed with the Commission on November 20, 2000, Amendment No. 3 thereto filed with the Commission on March 12, 2002, Amendment No. 4 thereto filed with the Commission on November 8, 2002, and Amendment No. 5 thereto filed with the Commission on December 16, 2002 (together, the “Schedule 13D”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.

Item 1. Security and Issuer.

     The information in Item 1 is hereby amended and restated as follows:

     This statement relates to the beneficial ownership of 1,099,410 shares of common stock, par value $0.0001 per share (“Common Stock”), of Pemco. The principal executive offices of Pemco are located at 1943 North 50th Street, Birmingham, Alabama 35212.

Item 2. Identity and Background.

     The information in Item 2 is hereby amended and restated as follows:

     (a) This Statement is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”), SVIM/MSM, LLC, a Delaware limited liability company (“SVIM/MSM”), SVIM/MSM II, LLC, a Delaware limited liability company (“SVIM/MSMII”), Tennenbaum & Co., LLC, a Delaware limited liability company (“TCO”), and Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”). TCP, SVIM/MSM, SVIM/MSMII, TCO, and Mr. Tennenbaum (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

     (b) The address of the Reporting Persons’ principal office is located at 2951 28th Street, Suite 1000, Santa Monica, California 90405.

     (c) The principal business of TCP is investment advising. Its managing member is TCO. The principal business of SVIM/MSM is serving as managing member of Fund I. Its managing member is TCO. The principal business of SVIM/MSMII is serving as managing member of Fund II. Its managing member is TCO. The principal business of TCO is making investments and managing assets. Its managing member is Mr. Tennenbaum. Mr. Tennenbaum’s principal occupation is serving as managing member of TCO.

     (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

     (e) During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Tennenbaum is a United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The information in Item 3 is hereby supplemented as follows:

     On January 3, 2005, TCO purchased 78,111 shares of Pemco Common Stock on the open market at a purchase price of $26.31 per share. The purchase was consummated using the working capital of TCO.

Item 5. Interest in Securities of the Issuer.

     The information in Item 5 is hereby amended and restated as follows:

     (a)-(b) The shares of Pemco Common Stock identified in Item 1 constitute 25.8% of the outstanding Common Stock of Pemco, based upon 4,171,743 shares of Pemco Common Stock outstanding as of November 15, 2004, as reported by Pemco in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, filed on November 15, 2004, plus 94,844 shares issuable to Mr. Tennenbaum upon the exercise of outstanding stock options that are exercisable within sixty days of December 28, 2004, and computed in accordance with Rule 13d-3(d)(1). With respect to the beneficial ownership percentages of the Reporting Persons (listed below) other than Mr. Tennenbaum, the beneficial ownership percentage is calculated based upon 4,171,743 shares of Pemco Common Stock outstanding as of November 15, 2004, as reported by Pemco in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, filed on November 15, 2004, and does not include the 94,844 shares issuable to Mr. Tennenbaum upon the exercise of outstanding stock options that are exercisable within sixty days of December 28, 2004. TCP may be deemed to beneficially own 675,750 shares of Pemco Common Stock (16.2% of the outstanding Common Stock of Pemco), which includes 456,809 shares which it has shared voting and dispositive power with SVIM/MSM, TCO and Mr. Tennenbaum, 215,211 shares which it has shared voting and dispositive power with SVIM/MSMII, TCO and Mr. Tennenbaum, and 3,730 shares which it has shared voting and dispositive power with TCO, Mr. Tennenbaum and a separate account managed by TCP; SVIM/MSM may be deemed to beneficially own 456,809 shares of Pemco Common Stock (11.0% of the outstanding Common Stock of Pemco), which it has shared voting and dispositive power with TCP, TCO and Mr. Tennenbaum; SVIM/MSMII may be deemed to beneficially own 215,211 shares of Pemco Common Stock (5.2% of the outstanding Common Stock of Pemco), which it has shared voting and dispositive power with TCP, TCO and Mr. Tennenbaum; TCO may be deemed to beneficially own 1,004,566 shares of Pemco Common Stock (24.1% of the outstanding Common Stock of Pemco), which includes 456,809 shares which it has shared voting and dispositive power with TCP, SVIM/MSM and Mr. Tennenbaum, 215,211 shares which it has shared voting and dispositive power with TCP, SVIM/MSMII and Mr. Tennenbaum, 3,730 shares which it has shared voting and dispositive power with TCP, Mr. Tennenbaum and a separate account managed by TCP, and 328,816 shares which it has shared voting and dispositive power with Mr. Tennenbaum; and Mr. Tennenbaum may be deemed to beneficially own 1,099410 shares of Pemco Common Stock (25.8% of the outstanding Common Stock of Pemco), which includes 456,809 shares which he has shared voting and dispositive power with TCP, SVIM/MSM and TCO, 215,211 shares which he has shared voting and dispositive power with TCP, SVIM/MSMII and TCO, 3,730 shares which he has shared voting and dispositive power with TCP, TCO and a separate account managed by TCP, 328,816 shares which he has shared voting and dispositive power with TCO and 94,844 shares issuable to Mr. Tennenbaum upon the exercise of outstanding stock options that are exercisable within sixty days of December 28, 2004.

     (c) Except as described in this statement, the Reporting Persons have not effected transactions in Pemco’s Common Stock within 60 days prior to the date of this statement. On December 28, 2004, TCO made a bona fide gift of 80,000 shares of Pemco Common Stock to a charitable institution.

     (d) - (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

     The information in Item 7 is hereby amended and restated as follows:

     Exhibit A     Joint Filing Agreement (attached as an exhibit to Amendment No. 4 to Schedule 13D).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2004	TENNENBAUM CAPITAL PARTNERS, LLC
a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSM, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSMII, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ MICHAEL E. TENNENBAUM

	Name:	Michael E. Tennenbaum
	Its:	Managing Member
	Date:	January 5, 2005

MICHAEL E. TENNENBAUM

/s/ MICHAEL E. TENNENBAUM

Michael E. Tennenbaum
	Date:	January 5, 2005